UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 28, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP GROUP PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NOVA SOUTH, 160 VICTORIA STREET

LONDON, SW1E 5LB

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

28 February 2022

To:	Australian Securities Exchange

New York Stock Exchange

Johannesburg Stock Exchange

London Stock Exchange

Notice of Dividend Currency Exchange Rates – 2022 Interim Dividend

Name of entity	BHP Group Limited	ABN 49 004 028 077

On 15 February 2022, the Board of BHP determined to pay an interim dividend of 150 US cents per share for the half year ended 31 December 2021. Currency conversions are based on foreign currency exchange rates on a single day or an average for a period of days ending on or before the Record Date.

For the 2022 interim dividend: (i) the Australian dollar currency conversion will be based on the average rate over a five day period commencing on 21 February 2022 and ending on 25 February 2022; (ii) the UK pounds sterling currency conversion will be based on the average rate over a two day period commencing on 24 February 2022 and ending on 25 February 2022; (iii) the New Zealand dollar currency conversion will be based on the rate on 25 February 2022; and (iv) the South African rand currency conversion will be based on the average rate over a two day period commencing on 17 February 2022 and ending on 18 February 20221.

The following table sets out the currency exchange rates applicable for the interim dividend:

Dividend 150 US cents per ordinary share	Exchange rate	Dividend per ordinary share in local currency
Australian cents	0.720906	208.055925
British pence	1.334750	112.380596
New Zealand cents	0.671581	223.353549
South African cents	14.97255	2,245.88250

The dividend will be paid on 28 March 2022.

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

[1]

On 18 February 2022, BHP announced to the Australian Securities Exchange, the New York Stock Exchange, the Johannesburg Stock Exchange and the London Stock Exchange the currency exchange rate applicable to the dividend payable in South African cents.

BHP Group Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street Melbourne Victoria 3000

Tel +61 1300 55 4757 Fax +61 3 9609 3015

The BHP Group is headquartered in Melbourne, Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: February 28, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary